Exhibit 4.1
CONSULTING AGREEMENT

CONSULTING AGREEMENT (the “Agreement”) dated as of March 20, 2005 by and among LIMELIGHT MEDIA GROUP, INC. (the “Company”) and Alan Hirsch and Joe Maida. (each individually referred to as a “Consultant” and collectively referred to as the “Consultants”).

W I T N E S S E T H

WHEREAS, the Company desires to receive advisory services from the Consultants in connection with:

(a)	assisting in evaluating the managerial, marketing, sales, operating, and financing needs of the Company;

(b)	locating potential merger and acquisition candidates for the Company;

(c)	provide representation of the Company and introduction to financial institutions, strategic partners, and potential clients;

(Collectively, the “Objectives”).

WHEREAS, the Consultants have established their expertise in, among other things, financial matters, assisting in the planning of corporate expansion, turnaround expertise, and management consulting services in general.

NOW, THEREFORE, in consideration of the mutual covenants and agreements, and upon the terms and agreements, and upon the terms and subject to the conditions hereinafter set forth, the parties do hereby covenant and agree as follows:

Section 1. Retention of Consultant. The Company engages the Consultants, and the Consultants accept such engagement, subject to the terms and conditions of this Agreement. Consultants’ relation to the Company during the Term (as defined below) shall be that of an independent contractor. The Consultants agree that they shall not represent themselves to any person or entity to be an employee of the Company and further agree that they do not have, and shall not represent to any person or entity that they have, the authority to contractually bind the Company.

Section 2. Services. At such times as are mutually convenient to the Consultants and the Company during the Term (as defined below), the Consultants shall provide consulting services to the Company in connection with each of the Objectives. For specific services rendered to date and ongoing services please see attached Schedule A and Schedule B respectively.

Section 3. Compensation. For services rendered by the Consultants pursuant to this Agreement, the Company shall pay the Consultants the following:

(a)	an aggregate of 11,769,932 (Eleven Million Seven Hundred Sixty Nine Thousand Nine Hundred and Thirty) freely tradable Common Shares, to be divided evenly between the Consultants.

Section 4. Expenses. The Company shall pay the Consultants, on a monthly basis, all costs and out-of-pocket expenses incurred by the Consultants in connection with its obligations and duties under this Agreement; provided, however, that the Consultants shall obtain the prior written consent of the Company for any single item of expense in excess of $100. The Company’s consent hereunder shall not be unreasonably withheld or delayed.

Section 5. Exclusivity. The parties hereto acknowledge that Consultants have been retained by the Company on an non-exclusive basis.

Section 6. Full Cooperation/ Confidentiality. (a) In connection with the activities of the Consultants on behalf of the Company, the Company will cooperate with the Consultants and will furnish the Consultants and the Consultants’ representatives with all information and data concerning the Company as may be required in connection with the Consultants’ services hereunder. The Company will also provide Consultants and the Consultants’ representatives with access to the Company’s officers, directors, employees, agents, representatives, independent accountants and legal counsel.

(b)
In providing the services to the Company pursuant to this Agreement, the Consultants will acquire information relative to the Company’s operations, technology and know-how, all of which the Company considers to be confidential ("Information"), except to the extent such Information may be contained in the Company’s filings with the Securities and Exchange Commission. The Consultants agree to maintain all Information obtained from the Company, or generated by the Consultants while performing consulting services to the Company, confidential and not to disclose the same to third parties or use the same except for the benefit of the Company for a period of five (5) years after the end of the Term.  Any such Information received by the Consultants shall be surrendered to the Company upon termination of this Agreement or upon request by the Company.

Section 7. Representations. The Company warrants and represents to the Consultant that to the best of the Company’s knowledge all Information provided or made available to the Consultants (including, but not limited to, all Information contained in our Business Plan) will, at all times during the period of this engagement, be complete and correct, will contain all material facts, and will not omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances under which such statements are made. The Company further warrants and represents to the Consultants that any projections provided by the Company to the Consultants (whether before, on or after the date hereof) have been prepared in good faith and are based upon reasonable assumptions. The Company acknowledges and agrees that in rendering the Consultants’ services hereunder, the Consultants will be using and relying upon the Information (and information available from public sources and other sources deemed reliable by the Consultants) without independent verification thereof or independent appraisal of any of the Company’s assets by the Consultants and that the Consultants assume no responsibility for the accuracy of the information or any other information regarding the Company or any financing. Any advice rendered by the Consultants pursuant hereto may not be publicly disclosed or otherwise utilized without the Consultants’ prior written consent.

Section 8. Indemnification. The Company agrees to indemnify and hold harmless the Consultants, and any company controlling the Consultants or controlled by the Consultant, and their respective officers, agents and employees to the full extent lawful, from the against any losses, claims, damages or liabilities (including reasonable counsel fees) related to or arising out of this agreement or in connection with a financing and to reimburse the party entitled to be indemnified hereunder for all reasonable expenses (including reasonable counsel fees) as may be incurred by such party in connection with investigating, preparing or defending any such action or claim; provided, however, that the Company shall not indemnify and hold harmless the Consultants or any such other person for any liability attributable to the Consultants’ or such other person’s gross negligence or willful misconduct or to the Consultants’ breach of the Consultants’ obligations hereunder.

The Consultants agree, jointly and severally, to indemnify and hold harmless the Company and its officers, agents and employees to the full extent lawful, from and against any losses, claims, damages or liabilities (including full extent lawful, from and against any Losses, claims, damages or liabilities (including reasonable counsel fees) relating to a Consultant’s gross negligence, willful misconduct or breach of its obligations hereunder and to reimburse the party entitled to be indemnified hereunder for all reasonable expenses (including reasonable counsel fees) as may be incurred by such party in connection with investigating, preparing or defending any such action or claim; provided, however, that the Consultants shall not indemnify and hold harmless the Company or any such other person for any liability attributable to the Company’s or such other person’s gross negligence or willful misconduct or to the Company’s breach of its obligations hereunder; and provide, further, that the Consultants' maximum liability hereunder shall not exceed the amount or monetary value (determined on a liquidity basis) of any compensation received by the Consultants pursuant to Section 3 hereof.

Section 9. Waiver of Breach. The failure by the Company to exercise any rights or powers hereunder shall not be construed as a waiver thereof. The waiver by the Company of a breach of any provision of this Agreement by the Consultants shall not operate nor be construed as a waiver of any subsequent breach by the Consultant.

Section 10. Notices. All notices, requests, demands and other communications which are required or permitted under this Agreement shall be in writing and shall be deemed sufficiently given upon receipt if personally delivered, faxed, sent by recognized national overnight courier or mailed by certified mail, return receipt requested, to the address of the parties set forth below. Such notices shall be deemed to be given (i) when delivered personally, (ii) one day after being sent by overnight courier carrier of (iii) three days after being mailed, respectively. Notices hereunder shall be sent to the following addresses of the parties:

If to the Consultants:

C/O Lion Partners Ltd.
One Rockefeller Plaza, Suite 1430
New York, New York 10020

If to the Company:
Limelight Media Group, Inc
8000 Centerview Parkway, Suite 115
Cordova, TN 38018

Section 11. Term. This Agreement shall be for a term commencing on April 20, 2005 and ending in three (3) years (the “Term”), unless earlier terminated as provided herein. This Agreement shall be terminate upon the happening of any of the following events:

(i) Whenever the Company and Consultants shall mutually agree to terminate in writing; or

(ii) Upon written notice by the Company to the Consultants following: (a) the willful failure of any Consultant to substantially perform his duties hereunder, after a written demand for substantial performance has been delivered, and an opportunity to cure has been given (such opportunity to cure shall not be required to exceed 10 days), to the Consultants by the Company, (b) a Consultant engaging in fraudulent or willful and serious misconduct, which in the case of any such misconduct has caused or is reasonably expected, in the opinion of the Company, to result in direct or indirect material injury to the Company, monetarily or otherwise, (c) a Consultant’s conviction of, or entering a plea of guilty or nolo contendere to, a felony or any criminal misconduct.

Section 12. Governing Law. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York.

Section 13. Entire Agreement: Amendments. This Agreement contains the entire agreement and understanding between the parties and supersedes and preempts any prior understandings or agreements, whether written or oral. The provisions of this Agreement may be amended or waived only with the prior written consent of the Company and the Consultants.

Section 14. Successors and Assigns. This Agreement shall be binding upon, inure to the benefit of, and shall be enforceable by the Consultants and the Company and their respective successors and assigns; provided, however, that the rights and obligations of the Consultants under this Agreement (with the exception of those rights in Section 3 hereof) shall not be assignable.

Agreed and Accepted By:

LIMELIGHT MEDIA GROUP, INC.

By: /s/ David V. Lott
Name: David V. Lott
Title: CEO/ President

CONSULTANTS

/s/ Alan Hirsch
Alan Hirsch

/s/ Joe Maida
Joe Maida

Schedule A

1.	Developed strategic and pragmatic methods for Chairman to regain control of Board of Directors. Worked with Chairman daily until control regained.

2.	Provided stopgap measures with Shop N Save, Dierbergs and BARCO, buying the Company critical time to regroup. Developed strategies to successful combat previous management issues with Ad One.

3.
Directed and assisted Chairman in unwinding and finishing Convertible Debenture transaction with Cornell Capital. Acted as temporary escrow agent for Common Shares, which was critical point in the process.

4.
Advised on rollup strategy and outlined tactical path for Company. Advised on potential merger candidates of Impart, Inc., iPoints Networks, Captive Audience, Encore Associates, Global Outdoor Services, Provision TV and Nu Vu Health.

5.	Located, developed and advised with Merger Candidate OTR Media. Which Company has acquired.

6.	Advised on new Board of Directors.

7.	Assisted on reducing Company’s Accounts Payables. Settled with former CFO saving the Company, not only precious working capital but also removing the threat of an involuntary bankruptcy proceeding.

8.	Due diligence on proposed funding from Alliance Financial

9.	Introduction to leasing firms to create relationship for equipment purchases and installations.

10.	Advised and assisted on the return of the Vintage Filing shares.

11.	Assisted with litigation considerations in Missouri.

12.	Due diligence concerning proposal from Duncan Capital.

13.	Providing advice on the proposal from Mastodon Ventures and World Narrowcasting.

Schedule B

1.	Provide ongoing review of all financial and funding proposals.

2.	Assist and manage various issues with the ongoing mergers and financing.

3.	Develop key institutional support within the US Capital markets.

4.	Provide guidance for positioning the Company to move its listing from the Nasdaq Over-the-Counter Market to either AMEX or Nasdaq Small Cap.